  Exhibit 99.1
Indivior PLC - Appointment of Independent Non-Executive Director

Slough, UK and Richmond, VA, November 9, 2023 - Indivior PLC (LSE/NASDAQ: INDV) announces the appointment of Keith Humphreys, OBE, PhD, as an Independent Non-Executive Director of the Company with immediate effect. Dr. Humphreys has also been appointed as a member of the Compliance, Ethics & Sustainability, Nomination and Science Committees.

Dr. Humphreys is an Esther Ting Memorial Professor in the Department of Psychiatry and Behavioral Sciences at Stanford University.  He was previously a Senior Policy Advisor in the White House Office of National Drug Control Policy in the Obama Administration and is an Honorary Professor of Psychiatry at the Institute of Psychiatry, King's College, London.  Dr. Humphreys was awarded an OBE in September 2022 for his services to science and policy on addiction.

Dr. Tom McLellan will continue to serve as a Non-Executive Director to support a smooth transition and will step down from the Board with effect from February 29, 2024.

Graham Hetherington, Chair, commented:

'We are pleased to have Keith join Indivior's Board as an Independent Non-Executive Director. With over 30 years of experience in the field of clinical psychology and substance use disorders, Dr. Humphreys is one of the leading minds in the substance abuse space and his research addresses addictive disorders and translation of science into public policy. He will be a tremendous asset as we continue to focus on our purpose of bringing science-based, life-transforming treatments to patients.'

'On behalf of the Board, I would like to take this opportunity to thank Tom for his significant contribution and commitment to Indivior over the last nine years, and appreciate his dedication to the furtherance of our and the public's understanding of the substance use disorder disease space.'

There is no further information to disclose in relation to Keith Humphreys' appointment in accordance with Listing Rule 9.6.13.

This announcement is made in accordance with Listing Rule 9.6.11.

About Indivior

Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat addiction and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of substance use disorder (SUD). Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.